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Principal Financial Group                  Principal Life Insurance Company
Des Moines, Iowa USA  50392.0001
(515) 247-5111

January 26, 1999


Board of Directors
Principal Cash Management Fund, Inc.
Principal Tax-Exempt Cash Management Fund, Inc.
711 High Street
Des Moines, Iowa 50309

RE: Acquisition of Principal Tax-Exempt Cash Management Fund, Inc. by Principal Cash Management Fund, Inc.

To the Board of Directors and Shareholders:

Principal Cash Management Fund, Inc., intends to acquire all of the assets and assume all the liabilities of Principal Tax-Exempt Cash Management Fund, Inc., a Maryland corporation (the "Tax-Exempt Fund"), in a transaction described in Application for an Order Pursuant to Section 17(b), File No. 812-11390, filed with the United States Securities and Exchange Commission. You have requested an opinion regarding the federal income tax consequences of the proposed transaction.

Principal Cash Management Fund, Inc. (the "Fund") has qualified as a regulated investment company for purposes of Subchapter M of the United States Internal Revenue Code of 1986 (the "Code"), as amended, and has elected to be taxed as such. The Tax-Exempt Fund has made an identical election, as well as qualifying to pay exempt-interest dividends under section 852(b)(5).

The Fund will acquire all of the assets and assume all of the liabilities of the Tax-Exempt Fund in exchange for shares of the Fund. The Tax-Exempt Fund will immediately liquidate and dissolve, distributing the shares of the Fund to shareholders of the Tax-Exempt Fund in retirement of the shares of that corporation. Each holder of shares of the Tax-Exempt Fund will as a result of the transaction own shares of the Fund.

The following representations have been made by an officer of the Tax-Exempt Fund, the Fund or are contained in the Application filed with the United States Securities and Exchange Commission:

1. The fair market value of the shares of the Fund to be received by each shareholder of the Tax-Exempt Fund in the transaction will be equal to the fair market value of the shares of the Tax-Exempt Fund surrendered therefor.



2. As set forth in the Application, immediately prior to this transaction the Tax-Exempt Fund will hold only cash or other securities that are eligible investments for the Fund (having previously managed its assets such that the tax-exempt securities once held by the Tax-Exempt Fund have all matured or otherwise been converted to cash or other eligible investments).

3. The liabilities, if any, of the Tax-Exempt Fund to be assumed by the Fund in the transaction were incurred by the Tax-Exempt Fund in the ordinary course of business and are associated with the assets to be transferred.

4. There is no intercorporate indebtedness existing between the Fund and the Tax-Exempt Fund that was issued, acquired, or that will be settled at a discount.

5. Following the transaction, the Fund will not continue the historic business of the Tax-Exempt Fund.

In reliance on the representations made by an officer of the Tax-Exempt Fund and the Fund, and the representations contained in the Application, I am of the opinion that:

1. The acquisition of all of the assets and liabilities of the Tax-Exempt Fund in exchange for shares of the Fund followed by the distribution of those shares to shareholders of the Tax-Exempt Fund in liquidation of the Tax-Exempt Fund, will constitute a taxable transaction under section 1001 of the Code and not a reorganization within the meaning of section 368(a)(1)(B) of the Code. This is due to the lack of continuity of the historic business of the Tax-Exempt Fund and the lack of continuity of the historic assets of the Tax-Exempt Fund being used in the ongoing operations of the Fund. (See Revenue Ruling 87-76, 1987-2 C.B. 84.)

2. Because the Tax-Exempt Fund will not have any unrecognized gains or losses in the assets transferred to the Fund in this transaction, the Tax-Exempt Fund will not recognize any gain or loss on the transfer of all its assets and liabilities to the Fund.

3. The Fund will recognize no gain or loss upon receipt of the assets and assumption of the liabilities of the Tax-Exempt Fund in exchange for shares of the Fund. Code Section 1032.

4. Because the Tax-Exempt Fund maintains and has maintained since its inception a net asset value of $1 per share, and as an open-end diversified management investment company, shares of its stock are available for purchase at this same $1 per share and are redeemable for $1 per share, it is assumed for purposes of this opinion that all shareholders of the Tax-Exempt Fund have a basis in the shares held of $1 per share. As a taxable exchange with the Fund, also an open-end diversified management investment company with shares held at a stable net asset value of $1 per share, the exchange of shares, although taxable, will generate no taxable gain or loss to the shareholders of the Tax-Exempt Fund. (A shareholder's basis in the shares is assumed to be $1 per share regardless of whether acquired by purchase, gift, or inheritance. In the unusual case of a shareholder who purchases shares from another shareholder at a price other than $1.00 per share gain or loss would be recognized. Such a shareholder should seek the advice of a tax professional to determine the consequences of this exchange.)

5. Except for the unusual case described in the parenthethical in paragraph 4, above, the tax basis of the shares of the Fund acquired in exchange for shares of the Tax-Exempt Fund will be the same as the tax basis of the shares of the Tax-Exempt Fund exchanged therefor ($1 per share). Code Section 1012.

6. Because the exchange of shares is a taxable event, the holding period of the shares of the Fund acquired in exchange for shares of the Tax-Exempt Fund will begin with the receipt of the shares of the Fund and not include any period during which the shares of the Tax-Exempt Fund were held. Code Section 1223.

7. Because the exchange of shares is a taxable event, the holding period of the assets of the Tax-Exempt Fund received by the Fund will begin with the receipt of the assets from the Tax-Exempt Fund and not include any period such assets were held by the Tax-Exempt Fund. Code Section 1223.

The foregoing opinions are based on the Code, Treasury regulations issued thereunder, published administrative interpretations thereof and judicial decisions with respect thereto (collectively the "Tax Law") as of the date hereof. No assurance can be given that the Tax Laws will not change.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,


/s/ Randy L. Bergstrom
Randy L. Bergstrom
Counsel